1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

THOMAS FRIEDMANN

thomas.friedmann@dechert.com
+1 202 261 3313 Direct
+1 202 261 3016 Fax

June 17, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Ed Bartz

Re: **WhiteHorse Finance, Inc.**
          Proxy Statement for 2015 Annual Meeting of Stockholders

Ladies and Gentlemen:

On June 5, 2015, WhiteHorse Finance Inc., a Delaware corporation (the "Company"), filed with
the Securities and Exchange Commission (the "Commission") a preliminary Proxy Statement for
its Annual Meeting of Stockholders (the "Proxy Statement") to consider (1) a proposal to elect
two directors of the Company and (2) a proposal to authorize the Company to sell shares of its
common stock, during the next twelve months, at a price or prices below the Company's then
current net asset value per share. On behalf of the Company, we hereby respond to the comments
raised by the staff (the "Staff") of the Commission in a telephone conversation between Ed Bartz
of the Staff and Thomas J. Friedmann, outside counsel to the Company, on June 11, 2015.

For your convenience, the Staff's comments are included in this letter and are followed by the
applicable response. Capitalized terms used in this letter and not otherwise defined herein shall
have the meanings specified in the Proxy Statement.

1.   *Please explain why the ratification of the Company's independent auditor is not included
        in the proposals.*

The Company respectfully submits that it has not included among the proposals a non-binding
vote to ratify the Company's selection of its independent public accounting firm in reliance upon
the exemption to the shareholder ratification requirement of Section 32(a) of the 1940 Act (made
applicable to a BDC by Section 59 of the 1940 Act) provided by Rule 32a-4 under the 1940 Act.
The Company represents that, in compliance with Rule 32a-4, (a) the Company's board of

directors has established a committee, composed solely of directors who are not interested persons of the Company, that has responsibility for overseeing the Company's accounting and auditing processes; (b) the Company's board of directors has adopted a charter for the audit committee setting forth the committee's structure, duties, powers and methods of operation; and (c) the Company maintains and preserves permanently in an easily accessible place a copy of the audit committee's charter and any modification to the charter. Although neither the proposing nor adopting release of Rule 32a-4 specifically discusses its applicability to BDCs, the Staff has previously provided no-action relief to a BDC seeking to rely on Rule 32a-4 under similar circumstances.[1]

2.   *With respect to the disclosure under "Adjournment and Additional Solicitation" at the bottom of page 2, please note that the Proxy Statement may not confer upon the proxy holders the discretionary authority to adjourn with the shareholder vote if the adjournment of the meeting is intended as a means for soliciting additional proxies, as such an adjournment is not considered a "matter incident to the conduct of the meeting" under Rule 14a-4(c)(7) under the Exchange Act. Please revise the Proxy Statement to clarify that the proxy holders do not have discretionary authority to adjourn with the shareholder vote in order to solicit additional proxies.*

The Company notes the Staff's comment and has revised the disclosure to clarify that discretionary adjournment applies solely in the event that a quorum is not obtained.

3.   *Please disclose the percentage limit below NAV at which the Company may sell its shares (or if there is no such limit, please disclose that fact) and the maximum percentage of common shares that would be offered by the Company in each below-NAV offering. Typically, proxies requesting approval to sell shares below NAV will state that there is a 25% limit on the number of shares that can be sold pursuant to the approval.*

The Company notes the Staff's comment and has revised the Proxy Statement to disclose that there is no limit on the amount below NAV at which the Company may sell its shares and the maximum percentage of common shares that may be offered by the Company in each below-NAV offering.

4.   *Under "Maintenance or Possible Increase of Distributions" on page 19, please include disclosure stating that a return of capital is a return to shareholders of a portion of their original investment in the Company.*

---

[1] *See* Main Street Capital Corporation, SEC Staff No-Action Letter (June 20, 2011).

The Company notes the Staff's comment and has revised the Proxy Statement to include disclosure stating that a return of capital is a return to shareholders of a portion of their original investment in the Company.

5. *In the table provided under "Trading History" on page 19, please revise the column title "Discount of Low Sales Price to NAV" to "(Discount) of Low Sales Price to NAV" and add corresponding parentheses to the numerical information provided in that column.*

The Company notes the Staff's comment and has revised the Proxy Statement as requested.

6. *Under "Examples of Dilutive Effect of the Issuance of Shares of Common Stock Below NAV – Impact on Existing Stockholders who do not Participate in the Offering," please revise the table provided on page 21 to include an example of the potential NAV dilution from an offering with the maximum percent of shares offered and the lowest feasible discount.*

The Company notes the Staff's comment and has revised the table on page 21 of the Proxy Statement to include an example of the potential NAV dilution from an offering with 25% of shares offered and a discount of 50%.

7. *Under "Examples of Dilutive Effect of the Issuance of Shares of Common Stock Below NAV – Impact on New Investors," please revise the table provided on page 23 to include an example of the potential NAV dilution from an offering with the maximum percent of shares offered and lowest feasible discount.*

The Company notes the Staff's comment and respectfully submits that, because the purpose of the proxy statement is to provide information to existing stockholders, not to act as a prospectus for new investors, the additional requested example would not improve the disclosure in a meaningful way for its intended recipients. Furthermore, the requested disclosure is not commonly provided in the "new investor" table in the proxy statements of the Company's peer BDCs.

* * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc: Jay Carvell, WhiteHorse Finance, Inc.

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